UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Rel. No. 59268 / January 21, 2009

Admin. Proc. File No. 3-12684

In the Matter of

NATURE'S SUNSHINE PRODUCTS, INC.

c/o William H. Kimball
E. Andrew Southerling
W. Brad Nes
David A. Sirignano
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, N.W.
Washington, D.C. 20004

ORDER IMPOSING REMEDIAL SANCTIONS

On the basis of the Commission's opinion issued this day, it is

ORDERED that the registration of all classes of the registered securities of Nature's Sunshine Products, Inc. under Section 12(g) of the Securities Exchange Act of 1934, be, and it hereby is, revoked pursuant to Exchange Act Section 12(j).

By the Commission.

Elizabeth M. Murphy
Secretary

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SECURITIES EXCHANGE ACT OF 1934
Rel. No. 59268 / January 21, 2009

Admin. Proc. File No. 3-12684

In the Matter of

NATURE'S SUNSHINE PRODUCTS, INC.

c/o William H. Kimball
E. Andrew Southerling
W. Brad Nes
David A. Sirignano
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, N.W.
Washington, D.C. 20004

OPINION OF THE COMMISSION

SECTION 12(j) PROCEEDING

Grounds for Remedial Action

Failure to comply with periodic filing requirements

Issuer failed to file required periodic reports with the Commission in violation of Section
13(a) of the Securities Exchange Act of 1934 and Exchange Act Rules 13a-1 and 13a-13.
Held, it is necessary and appropriate for the protection of investors to revoke the
registration of the issuer's common stock.

APPEARANCES:

William H. Kimball, E. Andrew Southerling, W. Brad Nes, and David A. Sirignano, of
Morgan, Lewis & Bockius LLP, for Nature's Sunshine Products, Inc.

Karen L. Martinez and William McKean, for the Division of Enforcement.

Paul A. Belvin, for the Division of Corporation Finance.

Appeal filed: November 30, 2007
Last brief filed: December 5, 2008
Oral Argument held: January 7, 2009

I.

Nature's Sunshine Products, Inc. ("Nature's Sunshine" or the "Company") appeals from an administrative law judge's decision revoking the registration of its common stock pursuant to Section 12(j) of the Securities Exchange Act of 1934. 1/ On November 8, 2007, the law judge found that the Company had violated Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13 2/ by failing to file any annual report on Form 10-K since filing its Form 10-K for the year ended December 31, 2004, and by failing to file any quarterly report on Form 10-Q with financial statements that had been reviewed by its independent auditors since filing its Form 10-Q for the quarter ended June 30, 2005. 3/ We base our findings on an independent review of the record, except with respect to those findings not challenged on appeal. 4/

II.

Nature's Sunshine is a Utah corporation that manufactures and markets nutritional and personal care products. It has more than 1,100 employees and 730,000 distributors worldwide, with operations in the United States and other countries. Nature's Sunshine first registered its

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1/   15 U.S.C. § 78*l*(j) (authorizing the Commission to suspend or revoke issuer's securities registration, after notice and an opportunity for a hearing, for failure to comply with the Exchange Act or its rules and regulations).

2/   15 U.S.C. § 78m(a) (requiring issuers of securities registered under Exchange Act Section 12 to file periodic and other reports); 17 C.F.R. §§ 240.13a-1 (annual reports), 240.13a-13 (quarterly reports).

3/   Form 10-K requires that financial statements in annual reports must be audited. While financial statements in quarterly reports need not be audited, those statements must be reviewed by independent accountants before filing. See 17 C.F.R. §§ 210.10-01(d), 228.310(b). A Form 10-Q filed by Nature's Sunshine on November 22, 2005, for the quarter ended September 30, 2005, contained financial statements that had not been reviewed by its independent accountants. The November 22 Form 10-Q was the last periodic report filed by Nature's Sunshine prior to the institution of this proceeding on July 12, 2007.

4/   Commission Rule of Practice 451(d), 17 C.F.R. § 201.451(d), permits a member of the Commission who was not present at oral argument to participate in the decision of a proceeding if that member has reviewed the oral argument transcript prior to such participation. Commissioner Walter conducted the required review.

common stock with the Commission in 1978. The financial statements included in its Form 10-K for the year ended December 31, 2004, indicated net sales revenue of about $331 million and net income of about $17 million. The 2004 Form 10-K also indicated that the Company had approximately 1,266 shareholders of record and 15.5 million shares of common stock outstanding.

In the fall of 2005, Nature's Sunshine commenced an internal investigation of certain accounting and other issues related to its international operations. The internal investigation was conducted by independent counsel retained by a special committee appointed by Nature's Sunshine's audit committee. Nature's Sunshine disclosed this event in a Form 8-K filed in November 2005.

On or about March 15, 2006, Nature's Sunshine received a preliminary report regarding the internal investigation. The report stated that the Company had "internal control weaknesses" and had engaged in "potential violations of law." The report recommended that certain remedial measures be taken. On or about March 20, 2006, Nature's Sunshine filed a Form 8-K indicating that, based on issues raised in the preliminary report, the financial statements from 2002 onward could not be relied on, and that the Company could not predict whether, or to what extent, those prior year financial statements needed to be restated. The Form 8-K further indicated that management's report on internal controls over financial reporting, which was included in the 2004 Form 10-K, should not be relied upon.

On March 31, 2006, Nature's Sunshine's independent registered public accounting firm, KPMG LLP ("KPMG"), resigned. KPMG's resignation letter stated that Nature's Sunshine had been informed of "likely illegal acts" uncovered in the internal investigation; that those illegal acts appeared to have had a material effect on the Company's financial statements; and that the Company had not taken timely and appropriate remedial action. KPMG referred specifically to Nature's Sunshine's failure to terminate its chief executive officer, Douglas Faggioli, despite evidence indicating that he had "made misrepresentations to KPMG on at least two occasions" and had "approved a payment in violation of the Foreign Corrupt Practice[s] Act." 5/ KPMG also referred to Nature's Sunshine's failure to remove the former chair of its audit committee, Franz Cristiani, from the audit committee and board of directors, "even though he was found to have known of the misrepresentations, understood that they could be considered material from an auditing standpoint and could pose a significant problem to [the] Company, and failed to

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5/   The Foreign Corrupt Practices Act prohibits "any issuer which has a class of securities registered pursuant to [the Act] . . . or for any officer, director, employee, or agent of such issuer or any stockholder thereof . . . to make use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of any offer, payment, promise to pay, or authorization of the payment of any money, or offer, gift, promise to give, or authorization of the giving of anything of value to any foreign official for purposes of influencing any act or decision of such foreign official in his official capacity." 15 U.S.C. § 78dd-1(a).

bring the matter to the attention of the auditors or correct the misrepresentations." At the time of its resignation, KPMG had not completed its audit of the Company's financial statements for the year ended December 31, 2005.

In April 2006, Nature's Sunshine began discussions with several independent registered public accounting firms about a possible audit engagement. However, those firms requested that the Company defer such discussions until after the internal investigation was completed. Nature's Sunshine acceded to those requests.

On or about April 3, 2006, Nature's Sunshine filed a Form 8-K that reported KPMG's resignation and attached a copy of the resignation letter. The Form 8-K indicated that KPMG had discussed with the Company that, because of the issues outlined and conclusions reached in the preliminary report of the investigative team, KPMG could no longer rely on management's representations. The Form 8-K also indicated that, pursuant to discussions with KPMG, Faggioli had "stepped down" as chief executive officer, president, and director of the Company pending the conclusion of the internal investigation, although he retained a "limited, non-executive role" at Nature's Sunshine, 6/ and Cristiani had been replaced as audit committee chairman. The Form 8-K stated that those personnel actions were "consistent" with the recommendations in the preliminary report. 7/

On April 5, 2006, Nasdaq removed Nature's Sunshine's common stock from quotation on The Nasdaq Stock Market for failure to file its required periodic reports with the Commission. Since then, Nature's Sunshine's common stock has been quoted in the Pink

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6/   We take official notice, pursuant to Rule of Practice 323, 17 C.F.R. § 201.323 (providing that Commission may take official notice of any matter in its public official records), of Nature's Sunshine's periodic filings, which indicate that Mr. Faggioli remains as the President and Chief Executive Officer of the Company.

7/   Nature's Sunshine argues that the Division of Enforcement (the "Division") improperly raises "unproven," "prejudicial," and "irrelevant" allegations of accounting irregularities, fraud, or other misconduct by certain senior officers and employees of the Company. Pursuant to Rule of Practice 323, we take official notice that the company filed several Forms 8-K disclosing KPMG's stated reasons for its resignation and the Company's responses thereto. Those Forms 8-K are in the Commission's official files. We are mindful that none of the allegations raised by the Division have been charged in the instant Order Instituting Proceedings ("OIP"). Further, we have not considered any of those allegations for their truth or in our disposition of this Exchange Act Section 12(j) proceeding.

Sheets. Its average trading volume has been several thousand shares per day, and its price has fluctuated between $5.25 and $11.00 per share. 8/

In late August 2006, after substantial completion of the internal investigation, Nature's Sunshine resumed discussions with potential auditors. On February 2, 2007, Nature's Sunshine formally engaged Deloitte & Touche LLP ("Deloitte") as its independent auditor, thereby ending a period of approximately ten months during which the Company was without any auditors. Between February 2007 and November 2007, Deloitte performed approximately 23,900 hours of audit work on Nature's Sunshine's financial statements for the years ended December 31, 2004, 2005, and 2006.

On July 12, 2007, the Commission issued an OIP against Nature's Sunshine for failure to file required periodic reports. 9/ In its answer, Nature's Sunshine admitted the allegations in the OIP, but stated that it was "diligently continuing its good faith efforts to return to compliance." According to the Company, those remedial efforts included adding new staff and increasing the work hours of its current staff to support the audit; hiring independent compliance consultants to improve internal controls over financial reporting; and continuously providing the public with selected, preliminary, unaudited, and unreviewed financial information in Forms 8-K and press releases.

On August 23, 2007, at a pre-hearing conference, Nature's Sunshine, through counsel, reiterated that it "hope[d]" to return to compliance by October 15, 2007. However, a Form 12b-25, 10/ filed five months earlier in connection with Nature's Sunshine's inability timely to file its 2006 Form 10-K, indicated that the Company could not predict a date by which it would become compliant.

At a subsequent conference on September 27, 2007, Nature's Sunshine, through counsel, stated that, although the October 15 date was "still a goal," it would be "very, very difficult" for

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8/ See http://www.pinksheets.com (last viewed Jan. 7, 2009).

9/ In a press release issued on the same day, Nature's Sunshine disclosed that its failure to comply with the Exchange Act's reporting requirements and the facts surrounding its internal investigation had led to various inquiries, document requests, and proceedings by government agencies, including the Commission, Department of Justice, and Internal Revenue Service.

10/ Under Exchange Act Rule 12b-25, issuers are required to notify the Commission of their inability to file a periodic report, along with supporting reasons, by filing a Form 12b-25 "no later than one business day after the due date" for such report. 17 C.F.R. § 240.12b-25(a); see 17 C.F.R. § 249.322 (Form 12b-25). Timely filing a Form 12b-25 provides an automatic extension of fifteen calendar days for filing a Form 10-K and five calendar days for filing a Form 10-Q. 17 C.F.R. § 240.12b- 25(b).

the Company to return to compliance by that date, and that it was "more realistic" for Nature's Sunshine "to be pushing to get the audit done by the end of October [2007]." However, Nature's Sunshine could not give a "firm estimate" for completion of the audit because Deloitte was "not willing to put a line in the sand and say . . . it will be done by this date or not by that date."

Nature's Sunshine did not return to compliance by October 15, 2007, and Deloitte's audit was not completed by the end of that month. On November 8, 2007, when the law judge issued her initial decision revoking the registration of the Company's common stock, Nature's Sunshine had not filed any of its delinquent periodic reports.

During the pendency of this appeal, on March 6, 2008, Nature's Sunshine filed a motion seeking leave to adduce additional evidence. 11/ The additional evidence consisted of a sworn, supplemental declaration dated March 5, 2008, from its chief financial officer, Stephen M. Bunker, regarding the status of Deloitte's audit. The supplemental declaration stated, in pertinent part:

> I believe the audit process is <u>nearing completion</u>. I also believe that all field work for the Company's international operations is complete. With the exception of certain tax issues, all significant audit issues known to me have been resolved. I have no reason to believe that these remaining issues will not be resolved <u>in the near future</u>. The Company's auditors are in the process of completing a quality review of their audit and must also complete procedures relating to financial reporting. I understand, however, that the Company's independent registered public accounting firm may, as a result of their continuing review, raise additional audit issues not known to me as of the date of this declaration. In addition, the Company is continuing to consult with its independent registered public accounting firm with respect to certain financial reporting issues related to the Company's return to compliance. 12/ (emphasis added).

11/   Rule of Practice 452 permits a party to adduce new evidence on appeal if the party shows "with particularity" that the evidence is "material" and that there were "reasonable grounds for failure to adduce such evidence previously." 17 C.F.R. § 201.452. The Division submitted a response stating that it did not object to the introduction of this additional evidence. We have determined to grant the motion.

12/   The supplemental declaration also stated that Nature's Sunshine's audit committee had formally engaged Deloitte to audit its financial statements for the fiscal year ended December 31, 2007. Nature's Sunshine has represented that it has engaged Deloitte to audit its financial statements for the fiscal year ended December 31, 2008.

On October 7, 2008, Nature's Sunshine filed its delinquent Forms 10-K for the fiscal years ended December 31, 2006 and December 31, 2007. 13/ On December 31, 2008, Nature's Sunshine filed an amended 2007 Form 10-K and Forms 10-Q for the quarters ended March 31, 2008, June 30, 2008, and September 30, 2008. None of the 2008 Forms 10-Q had been filed previously, and all of them were overdue. 14/

In light of the Company's October 7, 2008 filings, on November 14, 2008, we ordered the parties to submit supplemental briefs. We also requested and received a brief from the Division of Corporation Finance ("Corporation Finance") as amicus curiae. In its supplemental brief, Nature's Sunshine represented that its 2006 and 2007 Forms 10-K covered the reporting periods required for each of those years. Nature's Sunshine also represented that the 2006 Form 10-K included a restatement of fiscal year 2004 financial statements, as well as audited financial statements for fiscal years 2005 and 2006, neither of which were previously filed with the Commission; however, the 2005 interim financial information in the 2006 Form 10-K was restated from the interim financial information previously filed in Forms 10-Q for the quarters ended on March 31, June 30, and September 30, 2005. Nature's Sunshine further represented that the 2007 Form 10-K contained audited financial statements for fiscal years 2005, 2006, and 2007.

III.

Exchange Act Section 13(a) requires issuers of securities registered under Exchange Act Section 12 to file periodic and other reports with the Commission. 15/ Exchange Act Rules 13a-1 and 13a-13 require issuers to file annual and quarterly reports. 16/ "Compliance with those requirements is mandatory and may not be subject to conditions from the

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13/ Oral argument in this case was originally scheduled for October 1, 2008, but was subsequently cancelled and rescheduled to January 7, 2009.

14/ Nature's Sunshine has filed another Rule 452 motion seeking admission into evidence of the amended 2007 Form 10-K and the three 2008 Forms 10-Q. As Nature's Sunshine properly notes in the motion, however, Rule of Practice 323 permits us to take official notice of, among other things, "any matter in the public official records of the Commission." 17 C.F.R. § 201.323. Accordingly, we take official notice of Nature's Sunshine's filings pursuant to Rule 323, and deny the motion on that basis.

15/ 15 U.S.C. § 78m(a).

16/ 17 C.F.R. §§ 240.13a-1, 13a-13.

registrant." 17/ It is undisputed that Nature's Sunshine failed to file quarterly reports containing financial statements that had been reviewed by its independent auditors for the quarters ended September 30, 2005, March 31, 2006, June 30, 2006, September 30, 2006, and March 31, 2007; failed to file an annual report for the fiscal year ended December 31, 2005; and failed timely to file its annual report for the fiscal year ended December 31, 2006. Based on these filing failures, we conclude that Nature's Sunshine violated Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13.

Exchange Act Section 12(j) authorizes the Commission, "as it deems necessary or appropriate for the protection of investors," to suspend for a period not exceeding twelve months, or revoke, the registration of a security if it finds that the issuer of such security has failed to comply with any provision of the Exchange Act or its rules and regulations. 18/ In determining the appropriate sanction, we are guided by our analysis in Gateway International Holdings, Inc. 19/ In Gateway, we held that our determination of what sanctions will ensure that investors are adequately protected "turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." 20/ We also set forth a list of non-exclusive factors to be considered in making this determination, including the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations. 21/ After carefully considering these factors, we conclude that the protection of public investors requires revocation of the registration of Nature's Sunshine's common stock.

Nature's Sunshine's violations were serious. Nature's Sunshine's failures to file required periodic reports deprived investors of accurate, complete, and timely information about the Company's operations and financial condition between 2005 and 2007. In addition, Nature's Sunshine indicated in a Form 8-K filed on March 20, 2006 that its financial statements from 2002 onward could not be relied on. Investors thus were without current, accurate information about the Company from that point to October 7, 2008, when Nature's Sunshine belatedly filed its 2006 and 2007 Forms 10-K. As we stated in Gateway,

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17/   America's Sports Voice, Inc., Securities Exchange Act Rel. No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, 885.

18/   15 U.S.C. 78*l*(j). Nature's Sunshine requests that we reverse the law judge's initial decision and dismiss this Exchange Act Section 12(j) proceeding.

19/   Exchange Act Rel. No. 53907 (May 31, 2006), 88 SEC Docket 430.

20/   88 SEC Docket at 439.

21/   Id.

[the] [f]ailure to file periodic reports violates a central provision of the Exchange Act. The purpose of the periodic filing requirements is to supply investors with current and accurate financial information about an issuer so that they may make sound decisions. Those requirements are the primary tools which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Proceedings initiated under Exchange Act Section 12(j) are an important remedy to address the problem of publicly traded companies that are delinquent in the filing of their Exchange Act reports, and thereby deprive investors of accurate, complete, and timely financial information upon which to make informed investment decisions. 22/

Nature's Sunshine's violations were recurrent. Nature's Sunshine failed to file seven required filings over the course of the two-year period in the OIP. Subsequent to that period, Nature's Sunshine failed to file when due four required filings, and completely failed to file two more required filings. 23/ Nature's Sunshine's filing failures are repeated, numerous, and extend over a lengthy period of time. We reject the Company's argument in its brief that its failure to file required periodic reports was "an isolated occurrence resulting from a single series of undisputed events." Whether Nature's Sunshine's failures to file were due to one or several causes, we view them as recurrent and not isolated in nature. 24/

As to the degree of culpability involved, Nature's Sunshine notes that the law judge found that scienter was absent. We need not find that Nature's Sunshine was aware of, or intentionally ignored, its reporting obligations because scienter is not required to establish an issuer's liability under Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and

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22/   Id. at 441; see also Eagletech Commc'n, Inc., Exchange Act Rel. No. 54095 (July 5, 2006), 88 SEC Docket 1225, 1230.

23/   We take official notice that, since July 12, 2007, the date the OIP issued, Nature's Sunshine failed to file its quarterly reports for the quarters ended June 30, 2007 and September 30, 2007. Nature's Sunshine also failed timely to file its quarterly reports for the quarters ended March 31, 2008, June 30, 2008, and September 30, 2008, and its annual report for the fiscal year ended December 31, 2007.

24/   Impax Labs., Inc., Exchange Act Rel. No. 57864 (May 23, 2008), 93 SEC Docket 6241, 6251 (holding that issuer's failure to file two annual and six quarterly reports over an eighteen-month period was serious and recurrent where respondent claimed that its filing failures stemmed from an inability to complete the process of developing a new accounting method for the recognition of revenues under an agreement with another company) & n.25 (collecting cases). During oral argument, Nature's Sunshine's counsel conceded that not only were its reporting violations serious, but they were also recurrent.

13a-13. 25/ Nonetheless, there is no evidence, and Nature's Sunshine does not argue, that its failure to file was inadvertent. Nature's Sunshine admitted that it knew of its reporting obligations; yet it failed to file seven required periodic reports due between June 2005 and July 2007. 26/ Nature's Sunshine also knew of the requirement that it notify the Commission of its inability to file a Form 10-K or 10-Q; yet it filed only one such notice during this period. 27/

Moreover, Nature's Sunshine has previously underestimated the amount of time needed to become compliant. At the August 2007 prehearing conference, Nature's Sunshine reiterated that the Company's "goal" was to return to compliance by October 15, 2007, despite statements in a March 2007 Form 12b-25 indicating that such a "goal" was not realistic. At the September 2007 prehearing conference, Nature's Sunshine indicated that it was unlikely it would become compliant by October 15, 2007. Nature's Sunshine also offered that it was "more realistic" to expect the audit to be completed by the end of October 2007. Nature's Sunshine did not return to compliance on October 15, 2007, nor was the audit completed in October 2007.

Nature's Sunshine has made efforts to ensure future compliance, but its efforts to remedy its past violations have been inadequate. The Company has filed only one of the seven delinquent reports covered by the OIP -- a 2006 Form 10-K filed on October 7, 2008 during the pendency of this appeal, and that Form 10-K is materially deficient and in noncompliance with Exchange Act Section 13(a), as described below. Nature's Sunshine has yet to file a 2005 Form 10-K, any 2006 or 2007 Forms 10-Q, and a Form 10-Q that has been reviewed by independent auditors for the quarter ended September 30, 2005. In addition, the Company's failure to file its required periodic reports continued after Deloitte's engagement, the institution of this administrative proceeding, the law judge's initial decision, and up to the oral argument. 28/

25/   See America's Sports Voice, 90 SEC Docket at 883 n.12; Gateway, 88 SEC Docket at 439 n.28.

26/   See, e.g., Gateway, 88 SEC Docket at 439 (finding that issuer's failure to file seven required periodic reports due between May 2003 and December 2004 evidenced a "high degree of culpability").

27/   We take official notice that Nature's Sunshine filed a Form 12b-25 notification for its 2006 Form 10-K on March 19, 2007. Although the OIP did not allege, and we do not find, violations based on the Company's failure to file Forms 12b-25, we may consider those failures, as well as other matters that fall outside the OIP, in assessing appropriate sanctions. Gateway, 88 SEC Docket at 440 n.30.

28/   See America's Sports Voice, Inc., Admin. Proc. File No. 3-12329 (June 6, 2007) (Order Denying Motion for Reconsideration) at p. 3 n.12; America's Sports Voice, 90 SEC Docket at 886 n.21.

Nature's Sunshine's last-minute filings before oral argument do not alter our conclusion that revocation is appropriate. The 2006 Form 10-K filed on October 7, 2008 is materially deficient because it fails to comply with the management report requirement contained in Item 308(a) of Regulation S-K. 29/ Item 308(a) requires companies like Nature's Sunshine to include in their annual report on Form 10-K a report of management on the company's internal control over financial reporting as of the end of the fiscal year. 30/ Nature's Sunshine's 2006 Form 10-K disclosed that management was unable to complete its assessment of internal control over financial reporting as of December 31, 2006. The failure of the Company's management to complete its assessment of internal control over financial reporting (which caused Deloitte to issue a scope limitation in its attestation report) renders the 2006 Form 10-K materially deficient and in noncompliance with Exchange Act Section 13(a). 31/

In addition, both the 2006 and 2007 Forms 10-K are materially deficient because they do not satisfy the explicit disclosure requirements of Form 10-K. 32/ For example, in Note 17 to the 2006 Form 10-K financial statement notes, "Summary of Quarterly Operations," Nature's Sunshine included a table that presents the unaudited interim consolidated statements of operations for each fiscal quarter in 2006 and 2005. As noted in the table, the consolidated statements of operations and earnings per share for the quarters ended March 31, 2005, June 30,

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29/   17 C.F.R. § 229.308(a); see also Compliance and Disclosure Interpretation, Question 115.02 (Regulation S-K) (expressing the view, with respect to the filing obligation of non-accelerated filers, that the failure to provide management's report on internal control over financial reporting in Form 10-K "renders the annual report materially deficient," and that, as a result, "the company would not be timely or current in its Exchange Act reporting"; further stating that the failure to provide management's report "would result in the company not being eligible to file new Form S-3 or Form S-8 registration statements and the loss of the availability of Rule 144"), available at: www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

30/   For accelerated filers (public float of $75 million or more), such as Nature's Sunshine, compliance with this requirement began from the company's first fiscal year ending on or after November 15, 2004. See Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Securities Act Rel. No. 8392 (Feb. 24, 2004), 82 SEC Docket 796, 796.

31/   We note that, while Nature's Sunshine represented to the Commission that the quarterly information in the 2006 and 2007 Forms 10-K filed on October 7, 2008 has been reviewed by its independent auditors, the investing public remains unaware of that fact.

32/   By filing an amended 2007 Form 10-K on December 31, 2008, Nature's Sunshine sought to correct errors and address deficiencies identified by Corporation Finance in its amicus brief with respect to the 2007 Form 10-K filed on October 7, 2008. We express no view on the sufficiency of the amended 2007 Form 10-K.

2005, and September 30, 2005 have been restated from previously filed unaudited consolidated financial statements. While Nature's Sunshine's tabular presentation is acceptable under Item 302 of Regulation S-K, 33/ the narrative disclosure that "restatement adjustments are described in Note 2" does not meet the requirements of Item 302(a)(2) to reconcile the amounts given with those previously reported and describe the reason for the difference. Also, the amount and type of adjustments related to the restatement of 2005 amounts are not disclosed in Note 2.

Furthermore, Nature's Sunshine's operations in foreign countries are material and may be subject to foreign currency exchange rate risk, yet the Company does not provide the necessary quantitative and qualitative disclosures of this risk, as required by Item 7A of Form 10-K and Item 305 of Regulation S-K. 34/ Instead, the only disclosure Nature's Sunshine provides is the statement: "Given the uncertainty of exchange rate fluctuations, we cannot estimate the effect of these fluctuations on our future business, product pricing, results of operations, or financial condition."

Nature's Sunshine has accepted responsibility for its reporting violations and sought to become current in its recent filing obligations. However, the Company has yet to return to full compliance with the Exchange Act's reporting requirements. Nature's Sunshine already has needed "substantially more time than anticipated" to remedy its many delinquencies, "making us unconvinced that it is realistic to expect that the Company can become current entirely in its reporting obligations in the foreseeable future." 35/ The need for finality in Commission administrative proceedings provides further justification for our conclusion that revocation is necessary and appropriate in the public interest to protect investors. 36/

IV.

Nature's Sunshine has raised numerous arguments against revocation, but none of those arguments has any merit. Nature's Sunshine argues that revocation is unwarranted because there is no evidence that its reporting violations are related to an ongoing fraud or a manipulation. As discussed, an issuer's failure to comply with the reporting requirements is a serious violation of the Exchange Act because such conduct deprives the investing public of accurate, complete, and

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33/   17 C.F.R. § 229.302.

34/   17 C.F.R. § 229.305.

35/   Impax, 93 SEC Docket at 6254.

36/   See e-Smart Techs., Inc., 57 S.E.C. 964, 970-71 n.18 (2004) (stating that the need for finality in Commission administrative proceedings is a consideration in the determination whether to revoke an issuer's securities registration).

timely information upon which to make informed investment decisions. 37/ In fact, in our recent decision in Impax Laboratories, Inc., 38/ we held that the respondent's recurrent failure to file its periodic reports (eight filings over an eighteen-month period) was "so serious" a violation of the Exchange Act that only a "strongly compelling showing" regarding the other Gateway factors would justify a sanction less than revocation. 39/ We found that the respondent in Impax had failed to make such a showing and ordered revocation of the respondent's securities registration. Similarly, here, we find that revocation is warranted.

Nature's Sunshine argues that revocation is unwarranted because it is not a "shell company," but a "healthy, viable company with substantial revenues, assets, and operations." In rejecting a substantially similar argument in Gateway, we stated, "Our observation in e-Smart [Technologies, Inc., 57 S.E.C. 964, 969 n.14 (2004)] about the utility of revocation under Section 12(j) against 'shell companies' should not be construed as indicating that such a sanction is not appropriate when the issuer is not a shell company." 40/

Nature's Sunshine argues that revocation is unwarranted because it will harm existing shareholders. We have stated that any harm to existing shareholders is not the determining factor in evaluating whether an issuer's securities registration should be revoked. We have also stated that existing and prospective shareholders alike are harmed where, as here, the required filings about the issuer are not available and, as a result, existing and prospective shareholders cannot make informed investment decisions:

37/   The fact that the OIP does not allege fraudulent or manipulative conduct in connection with an issuer's failure to file required periodic reports does not diminish the seriousness of the reporting violations. Cf. Impax, 93 SEC Docket at 6252 (rejecting issuer's argument that revocation was not warranted because its filing failures were "not as serious as, for example, filing reports that are false and misleading"; stating that, while the filing of false and misleading reports is a serious matter, such conduct is addressed by the additional sanctions available for violation of the antifraud provisions). In its brief, Nature's Sunshine acknowledges that "any violation of the Exchange Act's reporting requirements is indeed serious."

38/   Exchange Act Rel. No. 57864 (May 23, 2008), 93 SEC Docket 6241.

39/   Id. at 6252.

40/   Gateway, 88 SEC Docket at 444 n.45; see also Impax, 93 SEC Docket at 6255-56 (stating that "[t]he absence of financial statements, particularly in the case of an apparently expanding company with demonstrated growth objectives, deprives all investors of the required timely information, thereby hampering their ability to make informed investment decisions").

We previously have recognized, however, that, in any deregistration, current shareholders could be harmed by a diminution in the liquidity and value of their stock by virtue of the deregistration. We also have held that the extent of any harm that may result to existing shareholders cannot be the determining factor in our analysis. In evaluating what is necessary or appropriate to protect investors, regard must be had not only for existing stockholders of the issuer, but also for potential investors. Indeed, we have emphasized the significant interests of prospective investors who can be substantially hindered in their ability to evaluate an issuer in the absence of current filings. In any event, both existing and prospective investors are harmed by the continuing lack of current and reliable information for the Company. 41/

Nature's Sunshine argues that existing and prospective investors would be best served by our imposing no sanction against the Company and dismissing this proceeding. We find that this argument minimizes the central importance of the Exchange Act's reporting requirements, 42/ suggesting that Nature's Sunshine "does not [fully] appreciate the significant public policy objectives the requirements are intended to serve, i.e. providing the public, particularly current and prospective shareholders, with material, timely, and accurate information about an issuer's business." 43/ Dismissal of this proceeding against Nature's Sunshine, despite its numerous filing delinquencies and unresolved deficiencies, would significantly detract from the Exchange Act's reporting requirements. Dismissal also would reward those issuers who fail to file required periodic reports when due over an extended period of time, become the subject of Exchange Act Section 12(j) revocation proceedings, and then, on the eve of hearings before the law judge or, in this case, oral argument on appeal, make last-minute filings in an effort to bring themselves current with their reporting obligations, while prolonging indefinitely the period during which public investors would be without accurate, complete, and timely reports (that comply with the requirements of the Exchange Act and its rules and regulations) to make informed investment decisions.

41/ America's Sports Voice, 90 SEC Docket at 885-86 (internal quotations and footnotes omitted).

42/ As the United States Supreme Court stated nearly twenty-five years ago, "[c]orporate financial statements are one of the primary sources of information available to guide the decisions of the investing public." United States v. Arthur Young & Co., 465 U.S. 805, 810 (1984).

43/ America's Sports Voice, 90 SEC Docket at 885 (finding that respondent's offer to return to compliance if Commission granted a "90-day window" reflected "highly troubling attitude" toward Exchange Act's reporting requirements).

Nature's Sunshine argues that the Commission's 2004 decision in e-Smart Technologies, Inc. 44/ provides "useful guidance" in this case. However, in our view, e-Smart fails to support Nature's Sunshine's position. In e-Smart, the law judge revoked the registration of e-Smart's securities for failure to make timely annual and quarterly filings. In ordering revocation, the law judge rejected as overly optimistic e-Smart's claim that it intended to bring itself into full compliance with the Exchange Act's reporting requirements and submit audited financial statements by a certain date. Shortly after the law judge issued her decision, e-Smart filed audited annual reports, as it represented that it would. The Commission was concerned that a premise underlying the law judge's initial decision -- that e-Smart could not submit audited reports as represented -- "no longer appeared valid." 45/ The Commission determined to remand the proceedings to enable the law judge to re-evaluate her decision in light of e-Smart's subsequent filings. The Commission cautioned, however, that its decision was "dependent on the particular facts and circumstances involved, and should not be construed as suggesting that a determination to revoke an issuer's registration will be reconsidered simply because the issuer has returned to reporting compliance and begun to submit long overdue filings." 46/ Here, Nature's Sunshine's conduct after the law judge's opinion has not invalidated any material premise in that opinion or our own analysis.

Nature's Sunshine argues that revocation is a "draconian" sanction that operates as a "corporate death penalty." However, as Nature's Sunshine's counsel acknowledged at oral argument, upon revocation, the Company may re-register its securities under Exchange Act Section 12(g) by filing a Form 10 with the Commission. 47/ The Form 10 would require Nature's Sunshine to provide financial statements for periods that are already covered by the Company's previously filed periodic reports. 48/ Counsel also represented at oral argument that

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44/   57 S.E.C. 964 (2004).

45/   Id. at 965.

46/   Id. at 970-71 n.18.

47/   15 U.S.C. § 78*l*(g).

48/   See generally Regulation S-X , 17 C.F.R. § 210. The Form 10 would not need to contain the disclosure required by Item 308 of Regulation S-K because that disclosure is not required by the Form.

the Company would be able to file a Form 10. Revocation is a necessary and appropriate remedy to protect investors in view of the Company's past and ongoing reporting violations. Revocation will further the public interest by reinforcing the importance of full and timely compliance with the Exchange Act's reporting requirements. 49/ An appropriate order will issue. 50/

By the Commission

Elizabeth M. Murphy
Secretary

49/   We reject Nature's Sunshine's argument that the law judge effectively applied a standard of strict liability by relying "almost exclusively" on the Company's failure to predict a "date certain" by which it would return to compliance and by making such failure a prerequisite for avoiding revocation. A fair reading of the initial decision reveals that the law judge neither relied on the Company's failure to provide a "date certain" nor required the Company to make such a showing. Rather, the law judge evaluated each of the factors outlined in Gateway before deciding that revocation was in the public interest. Like the law judge, we have carefully considered and weighed the Gateway factors, taking into account all of Nature's Sunshine's arguments.

50/   We have considered all of the parties' contentions. We have rejected or sustained them to the extent that they are inconsistent or in accord with the views expressed in this opinion.

INITIAL DECISION RELEASE NO. 337
ADMINISTRATIVE PROCEEDING
File No. 3-12684

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of	:	
	:	INITIAL DECISION
NATURE'S SUNSHINE PRODUCTS, INC.	:	November 8, 2007

APPEARANCES: Karen L. Martinez and William B. McKean for the Division of Enforcement, Securities and Exchange Commission

William H. Kimball and E. Andrew Southerling of Morgan, Lewis & Bockius LLP for Respondent Nature's Sunshine Products, Inc.

BEFORE: Carol Fox Foelak, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registration of the common stock of Nature's Sunshine Products, Inc. (Nature's Sunshine). The revocation is based on Nature's Sunshine's failure to file required periodic reports with the Securities and Exchange Commission (Commission). Although Nature's Sunshine has been working diligently to return to compliance, at this time, it is unable to project a date when it will file past-due and current periodic reports.

I. INTRODUCTION

A. Procedural Background

The Commission initiated this proceeding with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), on July 12, 2007. Pursuant to 17 C.F.R. § 201.360(a)(2) and the OIP, the undersigned is required to issue an Initial Decision within 120 days of service of the OIP, that is, by November 13, 2007. At an August 23, 2007, prehearing conference, the parties requested leave to file motions for summary disposition and consented to an initial decision based on the pleadings. Leave was granted, pursuant to 17 C.F.R. § 201.250(a). Nature's Sunshine Products, Inc., Admin. Proc. No. 3-12684 (A.L.J. Aug. 23, 2007) (unpublished). The Division of Enforcement (Division) filed its motion on October 15, 2007, and Nature's Sunshine filed its motion and a supplemental submission on November 2.

This Initial Decision is based on the parties' filings of October 15 and November 2, 2007, Nature's Sunshine's Answer to the OIP, filed August 6, 2007, and the Commission's public official records concerning Nature's Sunshine, of which official notice is taken pursuant to 17 C.F.R. § 201.323. There is no genuine issue with regard to any material fact, and this proceeding may be resolved by summary disposition, pursuant to 17 C.F.R. § 201.250. Any other facts in Nature's Sunshine's pleadings have been taken as true, in light of the Division's burden of proof and pursuant to 17 C.F.R. § 201.250(a). All arguments and proposed findings and conclusions that are inconsistent with this decision were considered and rejected.

B. **Allegations and Arguments of the Parties**

The OIP alleges that Nature's Sunshine shares are registered with the Commission pursuant to Section 12(g) of the Exchange Act and that it has not filed any annual or quarterly reports since its Form 10-Q for the quarter ended June 30, 2005. The Division requests that the registration of Nature's Sunshine stock be revoked. Nature's Sunshine states that it has taken substantial steps to return to compliance and to assure future compliance. Thus, it argues, public interest factors weigh against revocation or suspension of its securities.

C. **Exhibits Admitted into Evidence**

The following items included in the Division's Motion for Summary Disposition, at Exhibits A through K and N through Q, are admitted as Division Exhibits A through K and N through Q:

Form 10-K for the year ended December 31, 2004 (Div. Ex. A);

Form 8-K dated April 3, 2006 (Div. Ex. B);

Bloomberg screenshot indicating Nature's Sunshine price and volume data from July 9 through September 7, 2007 (Div. Ex. C);

Form 8-K dated November 10, 2005 (Div. Ex. D);

Form 10-Q for the quarter ended September 30, 2005 (Div. Ex. E);

Form 8-K dated January 13, 2006 (Div. Ex. F);

Form 8-K dated February 17, 2006 (Div. Ex. G);

Form 8-K dated March 18, 2006 (Div. Ex. H);

Form 8-K dated April 14, 2006 (Div. Ex. I);

Form 8-K dated March 29, 2006 (Div. Ex. J);

Form 8-K dated February 2, 2007 (Div. Ex. K);

Form NT 10-K for the period ended December 31, 2006 (Div. Ex. N);

Stipulation of Nature's Sunshine Products, Inc., dated August 31, 2007 (Div. Ex. O);

Nature's Sunshine Press Release dated July 12, 2007 (Div. Ex. P); and

Yahoo! Finance screenshot indicating Nature's Sunshine price and volume data from June 29 through August 17, 2007 (Div. Ex. Q).

The following items included in Nature's Sunshine's Motion for Summary Disposition, at Exhibits 1 through 11, and in its Supplemental Submission, at Exhibit 1, are admitted as Respondent Exhibits 1 through 12:

Declaration of Stephen M. Bunker, Chief Financial Officer of Nature's Sunshine (Resp. Ex. 1);

Form 10-Q for the quarter ended June 30, 2005 (Resp. Ex. 2);

Form 8-K dated November 10, 2005 (Resp. Ex. 3);

Form 8-K dated February 17, 2006 (Resp. Ex. 4);

Form 8-K dated March 18, 2006 (Resp. Ex. 5);

Form 8-K dated March 29, 2006 (Resp. Ex. 6);

Form 8-K, as amended, dated April 14, 2006 (Resp. Ex. 7);

Form 8-K dated July 12, 2007 (Resp. Ex. 8);

Form 8-K dated August 24, 2007 (Resp. Ex. 9);

September 20, 2007, memorandum from Protiviti, Inc. (Protiviti), to Nature's Sunshine (Resp. Ex. 10);

Yahoo! Finance screenshot indicating Nature's Sunshine price and volume data from August 15 through October 8, 2007 (Resp. Ex. 11); and

Supplemental Declaration of Stephen M. Bunker, Chief Financial Officer of Nature's Sunshine (Resp. Ex. 12).

II. FINDINGS OF FACT

Nature's Sunshine (CIK 0000275053)[1] is a Utah corporation headquartered in Provo, Utah, that manufactures and markets nutritional and personal care products to consumers worldwide through a system of independent direct sales distributors. Div. Ex. A at Item 1. As of December 31, 2004, it had 1,069 employees. Div. Ex. A at Item 1. The financial statements included in its Form 10-K for 2004 indicated sales of about $331 million and net income of about $17 million for the year. Div. Ex. A. Nature's Sunshine common stock has been registered with the Commission pursuant to Section 12(g) of the Exchange Act since 1978, and the company remained in compliance with the reporting requirements of the Exchange Act for twenty-seven years.

As the Commission's public official records show, Nature's Sunshine has not filed any annual or quarterly reports since its Form 10-Q for the quarter ended June 30, 2005. The immediate cause of its failure to file was the lack of an independent registered public accounting firm to perform the required audit or review of financial statements included with a Form 10K or 10-Q. On or about March 18, 2006, the company disclosed that its financial statements from 2002 onward could not be relied on. Resp. Ex. 5 at Item 4.02. On March 31, 2006, the company's independent registered public accounting firm, KPMG LLP (KPMG), resigned in connection with an internal investigation (conducted by independent counsel retained by a special committee of the company's audit committee) that related principally to the company's international operations. Resp. Ex. 6 at 3-4. These events were discussed in a series of current reports on Form 8-K filed with the Commission in March and April 2006, as subsequently amended. Div. Ex. B; Resp. Exs. 5, 6, 7. Due to its failure to file periodic reports, Nature's Sunshine common stock was delisted from The Nasdaq National Market effective April 5, 2006, and has since been quoted on the Pink Sheets. Div. Ex. B.

Immediately following KPMG's resignation, Nature's Sunshine commenced discussions with several independent registered public accounting firms regarding a possible engagement, but the firms requested that the company defer such discussions until after the internal investigation was completed. Resp. Ex. 1 at 4. In late August 2006, after substantial completion of the internal investigation, discussions resumed, and, in January 2007, Deloitte & Touche LLP (Deloitte) informed Nature's Sunshine that it had approved the company for engagement. Resp. Ex. 1 at 5. Accordingly, on February 2, 2007, the company engaged Deloitte as its independent registered public accounting firm. Div. Ex. K; Resp. Ex. 1 at 5. Since then, Deloitte has performed approximately 23,900 hours of audit work in seventeen countries on the company's financial statements for the 2004, 2005, and 2006 years. Resp. Ex. 1 at 6-9. Nature's Sunshine has also added personnel and consultants and increased the work hours of its staff to support the audit. Resp. Ex. 1 at 6. Additionally, Nature's Sunshine hired Protiviti, a provider of internal audit and risk consulting services, to review the company's internal controls at its facilities around the world and to assist in implementing effective remediation as required; through September 30, 2007, Protiviti has performed approximately 13,400 hours of field work. Resp. Ex. 1 at 9-11, Resp. Ex. 10. Nature's Sunshine's audit committee has approved the engagement of Deloitte for the company's 2007 audit. Resp. Ex. 1 at 9, Resp. Ex. 12 at 2.

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[1] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

Despite Deloitte's efforts and the company's support, the audit work is not complete, and the record does not indicate when this might occur. Deloitte has provided regular updates to Nature's Sunshine's audit committee regarding its progress and the remaining challenges and next steps to be taken. Resp. Ex. 12 at 3-4. However, to date, Deloitte has not provided the company with an anticipated date certain for the completion of the audit due to the ongoing nature of the audit process and Deloitte's own internal review process. Resp. Ex. 1 at 6, Resp. Ex. 12 at 2. Accordingly, Nature's Sunshine has yet to file Forms 10-K and 10-Q for the missing periods. Recently, however, the company filed Forms 8-K that disclosed selected, preliminary, unaudited, unreviewed, financial information for the year ended December 31, 2006, and for the following two quarters. Resp. Exs. 8, 9. The company cautioned that the results were preliminary and may be subject to significant adjustment in connection with a likely restatement of historical results following the completion of Deloitte's audit.

III. CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. By failing to file the required reports, Nature's Sunshine violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

The Division requests that the registration of Nature's Sunshine's securities be revoked,[2] while Nature's Sunshine requests that the proceeding be dismissed.

In proceedings pursuant to Section 12(j) of the Exchange Act against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand."[3] Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006). The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." Gateway, 88 SEC Docket at 439.

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[2] The only remedies available in this proceeding, pursuant to Section 12(j) of the Exchange Act, to address Nature's Sunshine's reporting violations are revocation or suspension of registration of its securities.

[3] Further, the Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 83 SEC Docket 3586, 3590-91 n.14 (Oct. 12, 2004). Nature's Sunshine, however, is not a shell company.

The violations were serious in that failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 83 SEC Docket 3586, 3590 (Oct. 12, 2004).

Nature's Sunshine's violations were recurrent in that it has failed to file several periodic reports. Concerning culpability, scienter[4] is absent, and Nature's Sunshine has filed several reports on Form 8-K disclosing the circumstances of KPMG's resignation and its internal investigation of wrongdoing and advising that financial statements for prior periods cannot be relied on. It has made extensive efforts to remedy its past violations and ensure future compliance, but these efforts have not yet borne fruit in the form of past-due and current periodic reports. Its violations will continue until Deloitte has completed its audit so that Nature's Sunshine can file past-due and future reports. Mitigating factors are that the company vigorously investigated the internal wrongdoing that impaired the accuracy of its financial statements once management learned of it and that individuals who engaged in or failed to uncover the wrongdoing have been terminated from management. While the company filed informative reports on Form 8-K and warned the public that its previous financial statements could not be relied on, this laudatory openness cannot fully substitute for periodic reports containing audited or reviewed financial statements. In sum, while Nature's Sunshine has, to date, made extensive efforts toward remedying its past violations and forestalling future violations, the investing public still does not have access to past and current audited financial information, and Nature's Sunshine is currently unable to predict a date when this will occur. Thus, neither dismissal of the proceeding, as requested by Nature's Sunshine, nor a suspension of registration for a period of twelve months or less is an appropriate disposition.[5] Rather, revocation of the registration of the stock of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act.

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[4] Scienter, which is often described as "a mental state embracing intent to deceive, manipulate, or defraud," is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

[5] Compare e-Smart Techs., Inc., 83 SEC Docket 3586 (Oct. 12, 2004), e-Smart Techs., Inc., 84 SEC Docket 2979 (A.L.J. Feb. 3, 2005). In that case, the Commission stated that a company's "subsequent filing history is an important factor to be considered in determining whether revocation is 'necessary or appropriate for the protection of investors'" within the meaning of Section 12(j) of the Exchange Act. e-Smart Techs., Inc., 83 SEC Docket at 3592 (emphasis added). By contrast, in the instant case, a subsequent filing history is lacking.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j), the REGISTRATION of the common stock of Nature's Sunshine Products, Inc., IS REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

_____
Carol Fox Foelak
Administrative Law Judge